

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 23, 2009

Mr. Ram Ajjarapu
Chief Executive Officer
NexGen Biofuels Ltd.
8905 Regent Park Dr., Suite 210
Tampa, FL 33647

RE: **Form 8-K Item 4.01 filed August 14, 2008**
        Form 8-K/A Item 4.01 filed August 27, 2008
        File #0-17788

Dear Mr. Ajjarapu:

   We issued comments to you on the above captioned filings on August 20, 2008 and December 19, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 9, 2009, addressing these outstanding comments.

   If you do not respond to the outstanding comments by March 9, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or myself at (202) 551-3355 if you have any questions.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief